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Filed pursuant to Rule 424(b)(3)
Registration No. 333-113858

PROSPECTUS

6,153,454 SHARES

SuperGen, Inc.

Common Stock

        The selling security holders of SuperGen, Inc. ("SuperGen," "we," or "the Company") listed on pages 26-29 may offer and resell up to 6,153,454 shares of SuperGen common stock under this prospectus, including shares issuable to certain selling security holders upon exercise of certain warrants. We will not receive any proceeds from such resale by the selling security holders. We originally issued the shares of common stock and the warrants to the selling security holders in private transactions.

        Our common stock is listed on the Nasdaq National Market under the symbol "SUPG." On March 22, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $9.98 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 31, 2004

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information regarding our Company, the common stock being registered hereby, and our financial statements and notes thereto incorporated by reference in this prospectus.

        Orathecin, Dacogen, Nipent, Mitozytrex, Partaject and Surface Safe are our trademarks. All other trademarks used in this prospectus are the property of their respective holders.

Overview

        We are a pharmaceutical company dedicated to the development and commercialization of therapies for solid tumors, hematological malignancies and blood disorders. Currently, we have three key compounds that are the primary focus of our efforts: Orathecin™ (rubitecan) capsules, Dacogen™ (decitabine) injection and Nipent® (pentostatin for injection). On January 26, 2004, we submitted a New Drug Application, or NDA, under accelerated approval procedures with the Food and Drug Administration, or FDA, for Orathecin for the treatment of refractory pancreatic cancer patients. If accepted for filing by the FDA, our submission will likely receive expedited substantive review within six months of the filing date. We are compiling and validating the results from our Phase III study of Dacogen for the treatment of myelodysplastic syndrome, or MDS, and if the study results are positive, anticipate commencing submission of the initial modules of a "rolling" NDA in 2004. The FDA granted us "fast track" designation for Dacogen for the treatment of MDS in May 2003, which means the FDA will facilitate and expedite the development and review of the submission. Nipent is approved by the FDA for the treatment of hairy cell leukemia and is marketed by us in the United States. We have completed several Phase IV clinical trials, or post-marketing trials, and continue to conduct trials intended to expand Nipent's potential use beyond the treatment of patients with hairy cell leukemia to indications including chronic lymphocytic leukemia, or CLL, non-Hodgkin's lymphoma, or NHL, and graft-versus-host disease, or GvHD. We have commercialization rights for each of these compounds, and intend to market them directly in the United States through our sales force, and either directly or indirectly in international markets.

        We commercialize products by pursuing a strategy of identifying and acquiring pharmaceutical compounds in the late stages of development, which allows us to minimize the time, expense and technical risk associated with drug research and development. Rather than engage in discovery research to obtain lead compounds, we license or acquire rights to compounds that have shown initial efficacy in humans or in a model relevant to a particular disease at the pre-clinical or early clinical stages of development. We have employed this strategy to develop and commercialize our key compounds.

Orathecin

        Orathecin is an oral chemotherapy compound in the camptothecin class, licensed from the Stehlin Foundation for Cancer Research in 1997. Orathecin is a second-generation topoisomerase I inhibitor that causes single-strand breaks in the DNA of rapidly dividing tumor cells. Based on our developmental program and clinical trial results, we believe that Orathecin may have significant advantages over many existing anti-cancer drugs, including efficacy, side effect profile and oral dosing. The camptothecin class of drugs is presently used in the treatment of a broad array of solid tumors and hematological malignancies, and according to industry sources, accounted for sales of over $600.0 million worldwide in the first nine months of 2003. We are seeking review and approval of Orathecin for the treatment of patients with refractory pancreatic cancer. Upon acceptance of our NDA for filing, we anticipate an expedited review within six months. However, the approval process may take a significant amount of time, and the FDA may not approve Orathecin. Orathecin received orphan drug designation for pancreatic cancer in both the United States and Europe, which may provide us with seven years of marketing exclusivity in the United States and ten years of marketing exclusivity in Europe if Orathecin is approved by regulatory authorities for this disease. We intend to apply for similar market exclusivity in Japan.

        Pancreatic cancer, a highly lethal disease with the poorest likelihood of survival among all of the major malignancies, causes more than 75,000 deaths per year globally. Based on a 1988-1992 study by the National Cancer Institute, or NCI, pancreatic cancer accounts for only two percent of all newly diagnosed cancers in the United States each year, but results in five percent of all cancer deaths. The most commonly used therapies to treat pancreatic cancer include 5-fluorouracil, or 5-FU, and gemcitabine.

        To date, over 2,700 patients in our clinical studies have been treated with Orathecin. We believe that our Orathecin clinical program is the largest regulatory registration program ever undertaken in pancreatic cancer. In 1998, we commenced three stand-alone Phase III clinical trials with Orathecin for treatment of advanced pancreatic cancer. The three studies are:

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  Gemcitabine refractory: patients who failed treatment with gemcitabine were randomized to either Orathecin or 5-FU;

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  Chemotherapy refractory: patients who failed multiple types of chemotherapy were randomized to either Orathecin or the physician's best choice therapy; and

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  Chemotherapy naïve: patients who had no prior chemotherapy were randomized to either Orathecin or gemcitabine.

        Given the large scale of the Orathecin clinical program, the complexity of the clinical trials and the inherent uncertainties associated with clinical trials of such magnitude and complexity, the data and statistical analysis from these trials may not support regulatory approval or we may be required to perform additional studies before obtaining regulatory approval. For example, the design of these trials allowed patients who were initially being treated with gemcitabine or other therapies to cross over to treatment with Orathecin after they had failed their primary treatment. The extent of this cross over has negatively affected the statistical analysis of the study, making it difficult to determine if the product is efficacious with respect to survival.

        In May 2003, we announced data from one of our Phase III studies of Orathecin in patients with advanced pancreatic cancer, most of whom had previously failed two or more chemotherapy treatments. The study randomized 409 patients to either Orathecin or "best medical therapy." The primary study end-point was overall survival with secondary end-points, including objective tumor response and time to disease progression. We did not meet the primary end-point, although we did meet two of the secondary end-points. The two secondary end-points were independent of a cross-over effect, whereas the primary end-point was not. The released data, and the data from our other clinical trials, may not be sufficient to support regulatory approval for Orathecin, and additional trials may be required before we can obtain regulatory approval.

        In addition to studies relating to pancreatic cancer, pre-clinical studies have shown Orathecin to be active in more than 30 human and animal tumor models in indications such as breast, lung, colorectal, ovarian, gastric and prostate cancers, as well as sarcomas. Over 900 patients have been treated within Phase I/II trials using Orathecin both as a single therapeutic agent and in combination with other anti-cancer agents in solid tumors and hematological malignancies.

Dacogen

        Dacogen, a pyrimidine analog that decreases the amount of methylation at certain DNA sites, was acquired from Pharmachemie B.V., a subsidiary of Teva Pharmaceutical Industries Ltd., in September 1999. Aberrant DNA methylation has been implicated as a fundamental factor in the development of all cancers. In clinical studies, researchers have demonstrated that Dacogen can reverse the methylation of DNA, potentially leading to re-expression of genes and a resulting re-differentiation and maturation of the cells back to pre-cancer levels. Researchers have also shown that Dacogen treatment may reverse drug resistance by restoring the sensitivity of tumors to treatment by drugs such as cisplatin.

        MDS is a bone marrow disorder characterized by the production of abnormally functioning, immature blood cells. According to the American Cancer Society, there are an estimated 10,000-20,000 new cases of MDS in the United States each year. In the majority of afflicted patients, MDS results in death from bleeding and infection. In other patients, MDS can transform to acute myelogenous leukemia, or AML, a disease with a high mortality rate.

        In multiple Phase II studies in Europe, researchers demonstrated that Dacogen is active and potentially efficacious for treating patients with MDS. Based on positive results from our European Phase II studies, we have completed enrollment in a randomized Phase III study at over 20 cancer centers in the United States with 170 patients, comparing Dacogen to best supportive care for MDS. The primary end-point for our Phase III study is time to AML or death. This Phase III trial is designed to support regulatory approval of Dacogen for the treatment of patients with MDS in the United States. We completed an interim analysis of the first 45 patients from the Phase III study, which indicated statistically significant increased time to acute AML or death. However, because this interim analysis is based on limited preliminary data, we cannot assure you that it is predictive of the final results of the study, or that we will not be required to conduct additional large-scale studies to support FDA approval of Dacogen. If the Phase III final results are positive, we anticipate submitting the initial modules of a "rolling" NDA to the FDA in 2004. Dacogen received orphan drug designation for MDS in the United States and Europe, which may provide us with seven years of marketing exclusivity in the United States and ten years of marketing exclusivity in Europe, if Dacogen is approved by regulatory authorities for MDS. In addition, the FDA has granted us "fast track" designation for Dacogen. However, the FDA approval process may take a significant amount of time and Dacogen may not be approved.

        In addition to MDS, we believe Phase I/II studies demonstrate that Dacogen may be active in a variety of other hematological malignancies, such as AML and refractory chronic myeloid leukemia, or CML. We are currently conducting a multi-center Phase II study with Dacogen for the treatment of CML in patients who have failed previous front-line therapy. Phase I results also suggest that Dacogen may be useful for treatment of non-malignant diseases such as sickle cell anemia, for which we have initiated a Phase II clinical program. Dacogen received orphan drug designation for sickle cell anemia in September 2002, which may provide us with seven years of marketing exclusivity in the United States if Dacogen is approved by the FDA for this indication.

        The Dacogen clinical and scientific program has been integrated into an active Clinical Research and Development Agreement, or CRADA, with the NCI. Pursuant to the CRADA, we will supply Dacogen for pre-clinical and clinical trials that will be managed by the NCI and that will focus primarily on the treatment of solid tumors.

Nipent

        Nipent inhibits a key enzyme in the DNA synthesis process and results in cytotoxicity, primarily in lymphocytes. We acquired Nipent from the Parke-Davis division of the Warner-Lambert Company (now Pfizer Inc.) in 1996. Nipent has been our principal source of revenue since 2000, representing more than 85 percent of net sales each year. We are selling Nipent directly in the United States for the treatment of patients with hairy cell leukemia, a type of B-lymphocytic leukemia, and recently acquired marketing and distribution rights for Nipent in Europe.

        Phase IV trials suggest that Nipent may have activity outside of hairy cell leukemia. We are conducting Phase IV studies for treatment of hematologic malignancies and disorders, such as CLL, NHL and cutaneous and peripheral T-cell lymphomas. In addition, Nipent has shown activity in GvHD, bone marrow transplantation and multiple sclerosis. We are pursuing trials that we expect will lead to the publication of peer-reviewed articles confirming the utility of Nipent in most of these conditions.

Other Products

        In addition to our three key compounds, Orathecin, Dacogen and Nipent, we have the following products:

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  Mitozytrex™ (mitomycin for injection), which is approved for use in the therapy of disseminated adenocarcinoma of the stomach and pancreas in proven combinations with other approved chemotherapeutic agents and as palliative treatment when other modalities have failed;

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  Daunorubicin, which is approved to treat a variety of acute leukemias; and

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  Surface Safe®, a two-step disposable towelette cleaning system used to decontaminate work surfaces where chemotherapeutic preparation is conducted.

        Additionally, our portfolio of developmental-stage products includes:

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  Paclitaxel, which in its generic and proprietary formulations, is indicated for patient subsets of ovarian and breast cancer, non-small cell lung cancer and second-line treatment of AIDS-related Kaposi's sarcoma;

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  Partaject™-delivered busulfan, which in its generic formulation is indicated for the palliative treatment of CML and a proprietary formulation for other potential indications is in development;

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  inhaled versions of Orathecin; and

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  inhaled versions of paclitaxel.

Strategies and Objectives

        Our primary objective is to be a leading supplier and developer of therapies for solid tumors, hematological malignancies and blood disorders. Key elements of our strategy include:

        Expanding commercialization of our current products and launching each new product as it is approved by the FDA. In preparation for the potential approval of Orathecin by the FDA, we intend to focus significant resources on commercialization efforts associated with Orathecin and the subsequent launch of Orathecin as a marketed drug. We are expanding our sales and marketing and medical affairs organization to increase our presence within the oncology marketplace, and we believe such efforts will also benefit the pre-marketing preparation for Dacogen, if approved, and our existing product, Nipent.

        Expanding our sales and market penetration of the therapeutic anti-cancer market.    We have endeavored to establish a leadership position in the market of hematological products. This market exists within the overall anti-cancer market. We are expanding our sales and marketing organization in the hematology space and we intend to expand our brand into solid tumors to support commercialization of our new products, if approved.

        Globalizing our commercial presence.    We believe that the global market opportunity for our products is meaningfully greater than the market opportunity in the United States alone. Therefore, as more of our products are approved for marketing in the United States, we intend to penetrate the worldwide market for anti-cancer products. The establishment of our subsidiary, EuroGen Pharmaceuticals, Ltd., or EuroGen, is an initial step in this strategy, intended to directly create a presence for our products in major countries of the European Union. We intend to penetrate other areas outside of the United States through partners and distributors.

        Capitalizing on our existing clinical expertise and regulatory development to maximize the commercial value of our products.    We intend to expand potential applications of our products both within existing labeling and through supporting physician-initiated interest in clinical trials in therapeutic areas beyond our products' approved indications. This expansion entails managing numerous additional clinical studies and regulatory interactions for our key products. We believe our clinical development experience serves to increase the value of our product portfolio.

        Licensing or buying rights to later stage compounds.    We identify and seek to license or buy rights to products or compounds that are in human clinical development or already marketed. We then seek to enhance and complete the product development. We believe that our approach minimizes the significant financial investment required by discovery research and reduces the risk of failure in developing a commercially viable product. Orathecin, Dacogen and Nipent were each acquired through this process. We believe our ability to navigate products through clinical development, the FDA and other regulatory agencies makes us a more attractive partner for companies seeking to sell or license later stage products or compounds.

        We incorporated in March 1991 as a California corporation and changed our state of incorporation to Delaware in November 1997. Our executive offices are located at 4140 Dublin Boulevard, Suite 200, Dublin, California 94568, and our telephone number at that address is (925) 560-0100. We maintain a web site on the internet at www.supergen.com. Our web site, and the information contained therein, is not a part of this prospectus.

The Offering

Common stock offered	6,153,454 shares, 1,235,000 of which are issuable upon exercise of certain warrants.
Use of proceeds
All of the shares of common stock being offered under this prospectus are being resold by the selling security holders or their pledgees, donees, transferees or other successors in interest. Accordingly, we will not receive any proceeds from the resale of these shares.
Registration Rights
Pursuant to a Convertible Secured Note, Option and Warrant Purchase Agreement dated June 27, 1997, we have agreed to file a shelf registration statement, of which this prospectus forms a part, with the SEC to cover the 500,000 shares of common stock issuable upon exercise of a warrant we privately placed in March 1999. We have agreed to use best efforts to keep the registration statement effective for a specified period.
We have also agreed to register 18,454 shares of common stock that we issued to Peregrine Pharmaceuticals, Inc.

In addition, pursuant to a Registration Rights Agreement that we entered into on March 5, 2004 with certain of the selling security holders, we have agreed to register 4,900,000 shares of common stock that we issued to those selling security holders, as well as an additional 735,000 shares of common stock issuable upon exercise of warrants.

RISK FACTORS

        You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus, before making an investment decision. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

        Our business, future operating results and financial condition are dependent upon many factors that are subject to a number of risks and uncertainties. Below we summarize the material risks and uncertainties that are known to us and that may cause our future operating results to be different than our planned or projected results, and that may negatively affect our operating results and financial condition. However, the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that are not presently known to us or that we currently believe are immaterial may also impair our business operations or financial condition.

Risks Related to Orathecin, Dacogen and Nipent

Our future success is highly dependent on regulatory approval and successful commercialization of Orathecin. If our submission for Orathecin does not support the acceptance for filing or approval of the NDA by the FDA for any reason, our business will be substantially harmed.

        On January 26, 2004, we submitted an NDA to the FDA for approval of Orathecin for the treatment of patients with refractory pancreatic cancer. We expect to receive notice from the FDA within 60 days of our submission as to whether the FDA will accept our NDA for filing. In the event that the FDA does not accept our NDA for filing, we may be required to conduct additional clinical trials before resubmitting our NDA and before the FDA may accept our NDA for substantive review. If this occurs, there is likely to be a substantial delay in the approval process and it is less likely that Orathecin will be approved. You should understand this delay would have an immediate material adverse effect on our business and would likely depress the price of our stock.

        Even if the FDA accepts our submission for filing, the FDA may not ultimately approve our NDA for Orathecin. The approval process may take a significant amount of time and the FDA's approval of our application will be based on its review of Orathecin's safety and efficacy. Important factors that the FDA will take into account in its review and analysis include, among other things, time to disease progression and objective tumor response as well as toxicities seen in patients who were treated with Orathecin.

        Given the large scale of the Orathecin clinical program, the complexity of the clinical trials and the inherent uncertainties associated with clinical trials of such magnitude and complexity, the data and statistical analysis from these trials may not support regulatory approval or we may be required to perform additional studies before obtaining regulatory approval. For example, the design of these trials allowed patients who initially were being treated with gemcitabine or other therapies to cross over to treatment with Orathecin. At the time the trials were designed, we believed that the percentage of patients who would cross over for treatment with Orathecin would be in the range of ten percent to 20 percent of the total enrolled patients. The number of patients in our trials who actually crossed over to treatment with Orathecin significantly exceeded the number anticipated and was nearly 50 percent in two of our Phase III studies. The extent of this cross over has negatively affected the statistical analysis of the study, making it difficult to determine if the product is efficacious with respect to survival.

        In May 2003, we announced data from one of our Phase III studies of Orathecin in patients with advanced pancreatic cancer, most of whom had previously failed two or more chemotherapy treatments. The study randomized 409 patients to either Orathecin or "best medical therapy." The primary study end-point was overall survival with secondary end-points, including objective tumor response and time to disease progression. We did not meet the primary end-point, although we did meet two of the secondary end-points. The two secondary end-points were independent of a cross-over effect, whereas the primary end-point was not. The released data, and the data from our other clinical trials, may not be sufficient to support regulatory approval for Orathecin, and additional trials may be required before we can obtain regulatory approval.

        If, for any reason, the FDA does not accept our NDA for filing or the FDA ultimately determines not to approve our application for Orathecin, we would be unable to proceed with our current plans for commercializing Orathecin. Additionally, we might be forced to substantially scale down our operations or sell certain of our assets, and it is likely the price of our stock would decline precipitously.

Even if we receive regulatory approval of Orathecin for the treatment of patients with refractory pancreatic cancer, Orathecin may not be commercially successful.

        Even if Orathecin receives regulatory approval, patients and physicians may not readily accept it, which would result in lower than projected sales and substantial harm to our business. Acceptance will be a function of Orathecin being clinically useful and demonstrating superior therapeutic effect with an acceptable side effect profile as compared to currently existing or future treatments. In addition, even if Orathecin does achieve market acceptance, we may not be able to maintain that market acceptance over time if new products are introduced that are more favorably received than Orathecin or render Orathecin obsolete.

If we do not receive regulatory approval for Dacogen, our future revenues may be limited and our business would be harmed.

        We completed an interim analysis of the first 45 patients from a Phase III study, which indicated statistically significant increased time to acute AML or death (median 105 days versus 92 days, p=0.036), which is the primary end-point of the study. We also received orphan drug designation for Dacogen for the treatment of MDS in the United States and Europe, and for the treatment of sickle cell anemia in the United States. There is no assurance that our interim analysis is predictive of final results of the Phase III clinical trial, that we won't be required to conduct additional clinical trials, or that the final results will support submission of an NDA. Even if the final results support the submission of an NDA, the approval process may take a significant amount of time and we may not receive approval. If the development of Dacogen is unsuccessful for any reason, our future revenues would be limited and our business would be harmed. Additionally, we might be forced to substantially scale down our operations or sell certain of our assets, and it is likely the price of our stock would decline precipitously.

Neither the fast track designations of Orathecin and Dacogen nor the accelerated approval procedures for Orathecin will necessarily lead to a faster regulatory review or approval.

        If a drug is intended for the treatment of a serious or life-threatening condition for which there is no effective treatment, and the drug demonstrates the potential to address unmet medical needs for the condition, the drug sponsor may apply for FDA "fast track" designation. The fast track designation does not apply to the product alone, but instead to the combination of the product and the specific indication for which it is being studied. Under fast track provisions, the FDA is committed to working with the drug sponsor for the purpose of expediting the clinical development and evaluating the drug safety and efficacy for that indication. A fast track designation allows the drug sponsor to submit a "rolling" NDA, whereby the FDA initiates review of sections of the application before it is complete. In some cases, a fast track designated product may also qualify for "priority" review, or review within a six-month time frame from the time an NDA is completed and filed, but this is not guaranteed.

        Although we have obtained fast track designations for Orathecin for the treatment of refractory pancreatic cancer and Dacogen for the treatment of MDS, we cannot guarantee a faster development process, review or approval compared to the conventional procedures. Our drug candidates may not be granted priority review, and our fast track designation may be withdrawn by the FDA if the FDA believes that such designation is no longer supported by emerging data from our clinical development program. Our fast track designation does not guarantee that we will qualify for or be able to take advantage of the accelerated approval procedures, which are procedures that allow the FDA to approve a drug intended to treat serious or life threatening illnesses based upon a surrogate end point that is reasonably likely to predict clinical benefit. Even if the accelerated approval procedures are available to us, we may elect to use the traditional approval process for strategic and marketing reasons. If Orathecin and Dacogen are approved under the accelerated approval procedures, we will most likely be required to conduct Phase IV studies to provide confirmatory evidence that these drugs are safe, effective and provide a clinically meaningful benefit to patients. If we fail to provide such confirmatory evidence, the FDA can withdraw our approval on an expedited basis. Accelerated approval also requires that we submit all promotional labeling and advertising to the FDA for pre-approval prior to dissemination of these materials. Furthermore, if serious adverse effects are identified at any time after marketing, our approval may be rapidly revoked and we will not be allowed to continue to market the drug. If the regulatory approval for our drug candidates is delayed, or the approval is withdrawn or revoked for any reason, our business will be substantially harmed.

If we are unable to expand our regulatory approval for use of Nipent to treat additional diseases our revenues will not expand as planned.

        Part of our strategy involves expanding the market opportunities for our approved drugs, including Nipent, by seeking regulatory approval and/or clinical support of their use for treatment of patients with additional diseases. We are currently marketing Nipent for the treatment of patients with hairy cell leukemia, and revenues from selling Nipent provided over 85 percent of our revenues for the past three years. We are conducting a series of clinical trials with Nipent, including Phase IV trials for CLL, NHL, cutaneous and peripheral T-cell lymphomas and Phase II/III studies for GvHD. If our Nipent clinical trials are not successful, we will not be able to seek additional regulatory approvals and we will not be able to increase our revenue from Nipent above the current level.

Risks Related to Our Financial Condition and Common Stock

We have a history of operating losses and we expect to continue to incur losses for the foreseeable future.

        Since inception, we have funded our research and development activities primarily from private placements and public offerings of our securities, milestone payments and revenues generated primarily from sales of Nipent, which is marketed in the United States for the treatment of patients with hairy cell leukemia. Our substantial research and development expenditures and limited revenues have resulted in significant net losses. We have incurred cumulative losses of $286.7 million from inception through December 31, 2003, and our products have not generated sufficient revenues to support our business during that time. We expect to continue to incur substantial operating losses at least into 2005 and may never achieve profitability.

        Whether we achieve profitability depends primarily on the following factors:

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  our ability to obtain regulatory approval for and, if approved, to successfully commercialize Orathecin and Dacogen, and to develop and obtain regulatory approval of Nipent for indications other than hairy cell leukemia;

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  our ability to bring to market other proprietary products that are advancing through our internal clinical development infrastructure;

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  our ability to cost-effectively acquire technology, including in-process research and development, and other assets;

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  our research and development efforts, including the timing and costs of clinical trials;

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  our competition's ability to develop and bring to market competing products;

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  our ability to control costs and expenses associated with manufacturing, distributing and selling our products, as well as general and administrative costs related to conducting our business;

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  costs and expenses associated with entering into licensing and other collaborative agreements; and

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  delays in production or inadequate commercial sales of Orathecin, Dacogen and other products, once regulatory approvals have been received.

        Our products and product candidates, even if successfully developed and approved, may not generate sufficient or sustainable revenues to enable us to achieve or sustain profitability.

We will require additional funding to fully commercialize our products, and if we are unable to raise the necessary capital or to do so on acceptable terms, our planned expansion and continued survival could be harmed.

        We will continue to expend substantial resources commercializing Orathecin, Dacogen and Nipent, and conducting research and development, including clinical trials for our products and product candidates. We anticipate that our capital resources will be adequate to fund operations and capital expenditures for at least the next 12 months. However, if we experience unanticipated cash requirements during this period, we could require additional funds much sooner. We may raise money by the sale of our equity securities or debt, or the exercise of outstanding warrants and stock options by the holders of such warrants and options. However, given uncertain market conditions and the volatility of our stock price, we may not be able to sell our securities in public offerings or private placements at prices and on terms that are favorable to us, if at all. Also, the dilutive effect of additional financings could adversely affect our per share results. We may also choose to obtain funding through licensing and other contractual agreements. Such arrangements may require us to relinquish our rights to our technologies, products or marketing territories, or to grant licenses on terms that are not favorable to us. If we fail to obtain adequate funding in a timely manner, or at all, we will be forced to scale back our product development activities, or be forced to cease our operations.

We substantially increased our outstanding indebtedness with the issuance of our senior convertible notes, which may make it more difficult for us to pay our debt and other obligations and which notes contain certain restrictive covenants that limit our ability to finance our operations by new debt or equity financings.

        On February 26, 2003, we privately placed senior exchangeable convertible notes in the aggregate principal amount of $21.25 million with several institutional investors, which we refer to as the February Notes. Subsequently, on June 24, 2003, we privately placed senior convertible notes in the aggregate principal amount of $21.25 million with the February Note holders, which we refer to as the June Notes.

        As of March 15, 2004, we have outstanding indebtedness of $20,000,000 from the June Notes. The outstanding principal and interest on the February Notes has been fully paid in shares of our common stock. The remaining balance of the June Notes is due in quarterly installments on March 31, June 30, September 30 and on December 31, 2004, which we intend to pay in shares of our common stock.

        Currently, our revenues from operations will not generate sufficient cash flow to satisfy the principal payments under the Notes when they become due. We have the right to pay the principal and interest then due under the June Notes through the issuance of shares of common stock at a conversion price tied to the then current market price. Nevertheless, our principal payments through issuance of shares of our common stock is subject to certain conditions, including limitations based on trading volumes in our common stock at such time. Therefore, we may be required to use cash to pay the principal amounts when they are due. If we decide to make payments under the June Notes in cash, we would deplete our financial resources, which could adversely affect our product development. If we are unable to satisfy our payment obligations under the June Notes, we will default, which could result in our filing for bankruptcy protection.

        In addition, the holders of the June Notes have imposed certain restrictive covenants on us, including limits on our future indebtedness and limits on structuring equity financings with variable pricing. As a result, our obligations under the June Notes may or will:

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  make it more difficult for us to obtain any necessary financing in the future for working capital, capital expenditures or other purposes;

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  significantly increase our interest expense; and

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  make us more vulnerable in the event of a downturn in our business.

        Holders of the June Notes also have a right of first refusal to purchase their pro rata portion of the greater of one-third of the securities offered by us for sale in subsequent offerings or $5.0 million worth of such offered securities.

Conversion of the Notes, payments on the Notes in stock or redemption of the Notes upon a change in control would have a dilutive effect on our stockholders.

        The holders may convert the June Notes at any time prior to their maturity at a fixed conversion price of $6.3638 and we have the right, subject to certain conditions, to pay the principal and interest then due under such Notes through the issuance of shares of common stock at a conversion price tied to the then current market price. If we issue shares of our common stock; (a) upon the holders' conversion of the Notes (3,142,776 shares of common stock issuable upon conversion of the June Notes), or (b) to make payments of principal and interest due on the Notes, such issuances will be dilutive to our stockholders. In addition, if we decide to redeem the Notes in connection with a change of control, we will be required to issue to the holders certain warrants for the securities of the acquiror, which will be dilutive and may negatively affect the deal consideration the stockholders would otherwise receive.

Our equity investment in AVI BioPharma, Inc. exposes us to equity price risk and any impairment charge would affect our results of operations.

        We are exposed to equity price risk on our equity investment in AVI BioPharma, Inc., or AVI. Currently we own 2,684,211 shares of AVI. In the third quarter of 2002, we recorded an other-than-temporary loss of $8.2 million relating to our holding in AVI, resulting in a reduction of our cost basis in the AVI shares. Under our accounting policy, marketable equity securities are presumed to be impaired if their fair value is less than their cost basis for more than six months, absent compelling evidence to the contrary. As of September 30, 2002, the AVI shares had been trading below our original cost basis for more than six months. Since there was no compelling evidence to the contrary, we recorded the impairment charge of $8.2 million in our results of operations. The amount of the charge was based on the difference between the market price of the shares as of September 30, 2002 and our original cost basis. The public trading prices of the AVI shares have fluctuated significantly since we purchased them and could continue to do so. If the public trading prices of these shares continue to trade below their new cost basis in future periods, we may incur additional impairment charges relating to this investment, which in turn will affect our results of operations.

        In addition, in connection with the restructuring of our February Notes and the issuance of the June Notes, we issued three-year warrants to the June Note holders exercisable into up to 2,634,211 of our AVI shares at an exercise price of $5.00 per share, and we pledged the AVI shares to secure our obligation under the June Notes.

Product Development and Regulatory Risks

Before we can seek regulatory approval of any of our product candidates, we must complete clinical trials, which are expensive and have uncertain outcomes.

        Most of our products are in the developmental stage and, prior to their sale, will require regulatory approval and the commitment of substantial resources. Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through pre-clinical testing and clinical trials that our product candidates are safe and effective for use in humans.

        We have a portfolio of cancer drugs in various stages of development, including Nipent (for indications other than hairy cell leukemia, Phase IV), Partaject busulfan (Phase I/II), inhaled Orathecin (Phase I), and we are conducting pre-clinical studies for Vascular Endothelial Growth Factor, or VEGF, inhaled paclitaxel and Cremophor-free paclitaxel. In addition, we expect to commence new clinical trials from time to time in the course of our business as our product development work continues. Conducting clinical trials is a lengthy, time-consuming and expensive process and the results are inherently uncertain. We have incurred and will continue to incur substantial expense for, and we have devoted and expect to continue to devote a significant amount of time to, pre-clinical testing and clinical trials. However, regulatory authorities may not permit us to undertake any additional clinical trials for our product candidates. If we are unable to complete our clinical trials, our business will be severely harmed and the price of our stock will likely decline.

        We have ongoing research and pre-clinical projects that may lead to product candidates, but we have not begun clinical trials for these projects. If we do not successfully complete our pre-clinical trials, we could not commence clinical trials as planned.

Our clinical trials may be delayed or terminated, which would prevent us from seeking necessary regulatory approvals.

        Completion of clinical trials may take several years or more. The length of a clinical trial varies substantially according to the type, complexity, novelty and intended use of the product candidate. For example, our three Phase III Orathecin clinical trials lasted from 1998 through the end of 2003. The length of time and complexity of these studies make statistical analysis difficult and regulatory approval unpredictable. The commencement and rate of completion of our clinical trials may be delayed by many factors, including:

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  ineffectiveness of the study compound, or perceptions by physicians that the compound is not effective for a particular indication;

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  inability to manufacture sufficient quantities of compounds for use in clinical trials;

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  inability to obtain FDA approval of our clinical trial protocols;

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  slower than expected rate of patient recruitment;

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  inability to adequately follow patients after treatment;

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  difficulty in managing multiple clinical sites;

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  unforeseen safety issues;

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  lack of efficacy demonstrated during the clinical trials; or

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  government or regulatory delays.

        If we are unable to achieve a satisfactory rate of completion of our clinical trials, our business will be significantly harmed.

We may be required to suspend, repeat or terminate our clinical trials if they are not conducted in compliance with regulatory requirements, if the trial results are negative, inconclusive or if they fail to demonstrate safety or efficacy.

        Our clinical trials must be conducted in accordance with the FDA's regulations and are subject to continuous oversight by the FDA and institutional review boards at the medical institutions where the clinical trials are conducted. We outsource certain aspects of our research and development activities to contract research organizations, or CROs. We have agreements with these CROs for certain of our clinical programs. We and our CROs are required to comply with current Good Clinical Practices, or GCPs, regulations and guidelines enforced by the FDA for all of our products in clinical development. The FDA enforces GCPs through periodic inspections of study sponsors, principal investigators, and study sites. If our CROs or we fail to comply with applicable GCPs, the clinical data generated in our studies may be deemed unreliable and the FDA may require us to perform additional studies before approving our applications. In addition, our clinical trials must be conducted with product candidates produced under Good Manufacturing Practices, or GMPs, and may require a large number of test subjects. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

        Even if we achieve positive interim results in clinical trials, these results do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause us to repeat or terminate a clinical trial. Our clinical trials may be suspended at any time if we or the FDA believe the patients participating in our studies are exposed to unacceptable health risks or if the FDA finds deficiencies in the conduct of these trials.

        We may encounter other problems and failures in our studies that would cause us or the FDA to delay or suspend the studies. The potential failures would delay development of our product candidates, hinder our ability to conduct related pre-clinical testing and clinical trials and further delay the commencement of the regulatory approval process. Moreover, we may then be required to conduct other clinical trials for the product candidates, which would require substantial funding and time. We may be unable to obtain funding to conduct such clinical trials. The failures or perceived failures in our clinical trials would delay our product development and the regulatory approval process, damage our business prospects, make it difficult for us to establish collaboration and partnership relationships and negatively affect our reputation and competitive position in the pharmaceutical industry.

Our failure to obtain regulatory approvals to market our product candidates in foreign countries would adversely affect our anticipated revenues.

        Sales of our products in foreign jurisdictions will be subject to separate regulatory requirements and marketing approvals. Approval in the United States, or in any one foreign jurisdiction, does not ensure approval in any other jurisdiction. The process of obtaining foreign approvals may result in significant delays, difficulties and expenses for us, and may require additional clinical trials. So far, we have applied through a subsidiary for regulatory approval to market mitomycin and paclitaxel in the United Kingdom and in other countries within the European Union. Although many of the regulations applicable to our products in these foreign countries are similar to the FDA's, many of these requirements also vary widely from country to country, which could delay the introduction of our products in those countries. Failure to comply with these regulatory requirements or to obtain required approvals would impair our ability to commercialize our products in foreign markets.

        Nipent is currently sold in Europe. However, our role in Europe is limited to that of a supplier, and as such, we do not have a direct influence on sales at the clinical level, making their timing and magnitude difficult to predict and dependent on the efforts of our European distributors. Our revenue from supplying Nipent for European sales is insignificant; however we recently acquired the rights to distribute and market Nipent in Europe. Our strategy is to obtain regulatory approvals to sell our products in Europe and elsewhere, and we intend to contract with third-party licensees or distributors for sales outside the United States. Delays in obtaining regulatory approval from foreign jurisdictions will impair the commercialization of our products and would delay anticipated revenues.

Even if we obtain regulatory approval, we will continue to be subject to extensive government regulation that may cause us to delay the introduction of our products or withdraw our products from the market.

        Even if regulatory approval of our products is obtained, later discovery of previously unknown problems may result in restrictions of a product, including withdrawal of that product from the market. Further, governmental approval may subject us to ongoing requirements for post-marketing studies. For example, despite receipt of governmental approval, the facilities of our third-party manufacturers are still subject to unannounced inspections by the FDA and must continue to comply with GMPs and other regulations. These regulations govern all areas of production, record keeping, personnel and quality control.

        In the past, our third-party manufacturers have experienced delayed FDA approval, which adversely affected our ability to supply Nipent in 2002. If we or our third-party manufacturers fail to comply with any of the manufacturing regulations, we may be subject to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution.

        Physicians may prescribe drugs for uses that are not described in a product's labeling or for uses that differ from those tested by us and approved by the FDA. While such "off-label" uses are common and the FDA does not regulate physicians' choice of treatments, the FDA does restrict a manufacturer's communications on the subject of off-label use. Companies cannot actively promote FDA-approved drugs for off-label uses, but they may disseminate to physicians articles published in peer-reviewed journals. To the extent allowed by law, we intend to disseminate peer-reviewed articles on our products to our physician customers. If, however, our promotional activities fail to comply with the FDA's regulations or guidelines, we may be subject to warnings and/or enforcement action by the FDA. For example, in November 2002 we issued a press release announcing our receipt of FDA approval to market Mitozytrex. In March 2003, the FDA issued a "Talk Paper" regarding this press release, taking the position that we made certain unsupported claims about the drug and did not disclose the serious side effects such as suppression of bone marrow activity. We revised our internal procedures to help ensure our promotional activities and public disclosure will meet regulatory requirements. Nonetheless, any warning or enforcement actions by the FDA could harm our reputation in the market, result in significant fines or have other results that would harm our business.

The continuing efforts of government and third-party payers to contain or reduce the costs of healthcare may adversely affect our revenues.

        Sales of our products depend in part upon the availability of reimbursement from third-party payers, such as health administration authorities like Medicare/Medicaid, managed care providers and private health insurers. Third-party payers are increasingly challenging the price and examining the cost effectiveness of medical products and services, which may effectively limit physicians' ability to select products and procedures.

        In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. For example, currently Medicare does not reimburse self-administered products, which could cover some of our product candidates. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in a particular product. In addition, we believe government agencies will continue to propose and pass legislation designed to reduce the cost of healthcare, which could further limit reimbursement for pharmaceuticals, and we anticipate that there will continue to be proposals in the United States to implement government control over the pricing or profitability of prescription pharmaceuticals, as is currently the case in many foreign markets. If our current and proposed products are not considered cost-effective, reimbursement to the consumer may not be available or be sufficient to allow us to sell products on a competitive basis. The failure of the government and third-party payers to provide adequate coverage and reimbursement rates for our product candidates could adversely affect the market acceptance of our products, our competitive position and our financial performance.

If we are unable to comply with environmental laws and regulations, our business may be harmed.

        We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We currently maintain a supply of biohazardous materials at our facilities. We believe our safety procedures for these materials comply with all applicable environmental laws and regulations, and we carry insurance coverage we believe is adequate for the size of our business. However, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. If an accident or environmental discharge occurs, we could be held liable for any resulting damages, which could exceed our insurance coverage and financial resources.

        We currently outsource certain of our research and development programs involving the controlled use of biohazardous materials. We believe our collaborators have in place safety procedures for these materials that comply with governmental standards. Nevertheless, if an accident does occur, our research and product development will be negatively affected.

Additional Risks Associated with Our Business

If the third-party manufacturers upon whom we rely fail to produce our products in the volumes that we require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the delivery of, or be unable to meet demand for, our products.

        Because we have no manufacturing facilities, we rely on third parties for manufacturing activities related to all of our products. As we develop new products and increase sales of our existing products, we must establish and maintain relationships with manufacturers to produce and package sufficient supplies of our finished pharmaceutical products, including Orathecin, Dacogen and Nipent. Reliance on third-party manufacturing presents the following risks:

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  delays in scale-up to quantities needed for multiple clinical trials, or failure to (a) manufacture such quantities to our specifications or (b) deliver such quantities on the dates we require, which could cause delay or suspension of clinical trials, regulatory submissions and commercialization of our products;

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  inability to fulfill our commercial needs if market demand for our products increases suddenly, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand;

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  potential relinquishment or sharing of intellectual property rights to any improvements in the manufacturing processes or new manufacturing processes for our products; and

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  unannounced ongoing inspections by the FDA and corresponding state agencies for compliance with GMPs, regulations and foreign standards, and failure to comply with any of these regulations and standards may subject us to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution.

        Any of these factors could delay clinical trials or commercialization of our product candidates under development, interfere with current sales and entail higher costs. For example, a failed production batch of Nipent in the second quarter of 2003 affected our ability to supply Nipent and adversely affected our sales.

        Currently we store the majority of the unpurified, bulk form of Nipent at the manufacturer's location. Improper storage, fire, natural disaster, theft or other conditions at this location may lead to the loss or destruction of the bulk concentrate. Even if the manufacturer's and our insurance coverage is adequate, such event would inevitably cause delays in distribution and sales of our products and harm our operating results.

Our business may be harmed if the manufacture of our products is interrupted or discontinued.

        We may be unable to maintain our relationships with our third-party manufacturers. If we need to replace or seek new manufacturing arrangements, we may have difficulty locating and entering into arrangements with qualified contract manufacturers on acceptable terms, if at all. We are aware of only a limited number of companies on a worldwide basis who operate manufacturing facilities in which our products can be manufactured to our specifications and in compliance with GMPs. It could take several months, or significantly longer, for a new contract manufacturing facility to obtain FDA approval and to develop substantially equivalent processes for the production of our products. We may not be able to contract with any of these companies on acceptable terms, if at all. For example, the company that had been purifying Nipent filed for bankruptcy in mid 2001. Shortly thereafter we contracted with a new manufacturer for the purification of Nipent, and that manufacturer was qualified by the FDA by May 2002. We experienced unusually low inventory levels during the first quarter of 2002, while we were waiting for the new company to be qualified. Nipent is currently being purified at Hauser Technical Services, Inc. Hauser's parent company and its wholly-owned subsidiaries filed for reorganization under Chapter 11 in April 2003. However, we do not believe that this filing will have any significant impact on our supply agreement and our ability to manufacture Nipent, although there can be no assurance in this regard.

If our suppliers cannot provide the components we require, our product sales and revenue could be harmed.

        We rely on third-party suppliers to provide us with numerous components used in our products under development, including Orathecin and Dacogen. Relying on third-party suppliers makes us vulnerable to component failures and interruptions in supply, either of which could impair our ability to conduct clinical trials or to ship our products to our customers on a timely basis. Using third-party suppliers makes it difficult and sometimes impossible for us to maintain quality control, manage inventory and production schedules and control production costs. Vendor lead times to supply us with ordered components vary significantly and can exceed six months or more. Both now and as we expand our need for manufacturing capacity, we cannot be sure that our suppliers will furnish us with required components when we need them. These factors could make it difficult for us to effectively and efficiently manufacture our products, and could adversely impact our clinical trials, product development and sales of our products.

        Some suppliers are our only source for a particular component, which makes us vulnerable to cost increases and supply interruptions. We generally rely on one manufacturer for each product. We rely on one manufacturer for Nipent, a sole source supplier for the processing of pentostatin, which is used in the manufacturing of Nipent, and a sole source supplier for the ingredient used in the purification of pentostatin. We also rely on sole source suppliers for mitomycin products and Surface Safe.

        Vendors may decide to limit or eliminate sales of certain products to the medical industry due to product liability or other concerns. For example, one component used in the purification of pentostatin is no longer commercially available. In the event one of our sole source suppliers decides not to manufacture the component, goes out of business, or decides to cut off our supply, we may be unable to locate replacement supply sources, or the sources that we may locate may not provide us with similar reliability or pricing and our business could suffer. If we cannot obtain a necessary component, we may need to find, test and obtain regulatory approval for a replacement component, produce the component or redesign the related product, which would cause significant delay and could increase our manufacturing costs. Any of these events could adversely impact our sales and results of operations.

We have limited sales and marketing capabilities and may not be able to successfully commercialize our products.

        We currently have limited sales and marketing resources. Although we have approximately 24 sales and marketing personnel focusing on the sale of our products to hospitals and hospital buying groups, we must expand our sales and marketing organization to support commercialization of our new products. Building up our sales capabilities will require significant expenditures. We may not succeed in expanding and enhancing our sales and marketing capabilities or have sufficient resources to do so. If we do develop such capabilities, we will compete with other companies that have experienced and well-funded sales and marketing operations. We may not be able to upgrade our in-house sales expertise which may limit our ability to gain market acceptance for our products worldwide and generate revenues. If we fail to establish successful sales and marketing capabilities, we will not be able to market or sell our products effectively and our business, financial condition and results of operations will be materially and adversely affected.

        We intend to enter into strategic partnerships for the commercialization of our products outside of the United States. However, we may not be able to negotiate acceptable arrangements with partners, if at all. Moreover, such arrangements may involve sharing of profits from sales, requirements to relinquish certain of our rights to our products or marketing territories and impositions of other limitations on our operations.

If we are not able to maintain and successfully establish new collaborative and licensing arrangements with third parties, our product development and business will be harmed.

        Our business model is based on establishing collaborative relationships with other parties both to license compounds upon which our products and technologies are based and to manufacture our products or our collaborators' products. It is critical that we gain access to compounds and technologies to license for further development. For example, we licensed the exclusive worldwide royalty-bearing rights to Orathecin from the Stehlin Foundation for Cancer Research. Due to the expense of the drug approval process we must have relationships with established pharmaceutical companies to offset some of our development costs in exchange for a combination of development, marketing and distribution rights.

        From time to time we enter into discussions with various companies regarding the establishment of new collaborations. If we are not successful in establishing new partners for our product candidates, we may not be able to pursue further development of such product candidates and/or may have to reduce or cease our current development programs, which would materially harm our business. Even if we are successful in establishing new collaborations, they are subject to numerous risks and uncertainties including:

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  our ability to negotiate acceptable collaborative arrangements;

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  freedom of our collaborative partners to pursue alternative technologies either on their own or with others, including our competitors, for the diseases targeted by our programs and products;

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  the potential failure of our partners to fulfill their contractual obligations or their decision to terminate our relationships, in which event we may be required to seek other partners, or expend substantial resources to pursue these activities independently; and

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  our ability to manage, interact and coordinate our timelines and objectives with our collaborative partners may not be successful.

        In addition, our collaborators may undergo business combinations, which could have the effect of making a collaboration with us less attractive to them for a number of reasons. For example, if an existing collaborator purchases a company that is one of our competitors, that company may be less willing to continue its collaboration with us. A company that has a strategy of purchasing companies with attractive technologies might have less incentive to enter into a collaboration agreement with us. Moreover, disputes may arise with respect to the ownership of rights to any technology or products developed with any current or future collaborator. Lengthy negotiations with potential collaborators or disagreements between us and our collaborators may lead to delays in or termination of the research, development or commercialization of product candidates or result in time consuming and expensive litigation or arbitration.

Our collaborative relationships with third parties could cause us to expend significant funds on development costs with no assurance of financial return.

        From time to time we enter into collaborative relationships with third parties to co-develop and market products. For example, we entered into an agreement with Peregrine Pharmaceuticals in February 2001, pursuant to which we licensed a drug-targeting technology known as Vascular Targeting Agent, which is a proprietary platform designed to specifically target a tumor's blood supply and subsequently destroy the tumor with various attached therapeutic agents. The licensed technology is specifically related to VEGF. Under the agreement, we made an up-front equity investment in Peregrine of $600,000 and will be obligated to make subsequent milestone payments that could ultimately total $8.25 million. In addition, we will pay royalties to Peregrine based on the net revenues of any drugs we commercialize using the VEGF technology.

        These relationships require substantial financial commitments from us, and at the same time the product developments are subject to the same regulatory requirements, risks and uncertainties associated with the development of our other product candidates. The compounds that are the subject of these collaborative agreements may prove to be ineffective, may fail to receive regulatory approvals, may be unprotectable by patents or other intellectual property rights, or may not be otherwise commercially viable. If these collaborative relationships are not successful, our product developments will be adversely affected, and our investments and efforts devoted to the product developments will be wasted.

The termination of our Orathecin-related agreements with Abbott may negatively impact our business and collaborative relationships.

        In December 1999, we entered into agreements with Abbott Laboratories pursuant to which Abbott would market and distribute Orathecin, provide significant milestone payments and invest in shares of our common stock. The Orathecin related agreements with Abbott were terminated by the parties in March 2002. As a result of the termination of the agreements, we no longer have the opportunity to receive future milestone payments, equity investments and royalty payments from Abbott (in the aggregate amount of up to $52.5 million). Moreover, we no longer have access to Abbott's worldwide sales capability. The termination of the agreements may have been perceived negatively by other potential partners and may negatively impact our ability to establish future collaboration relationships with other pharmaceutical companies.

Our ability to protect our intellectual property rights will be critically important to the success of our business, and we may not be able to protect these rights in the United States or abroad.

        The success of our operations depends in part on our ability to obtain patents, protect trade secrets, operate without infringing the proprietary rights of others and enforce our proprietary rights against accused infringers.

        We actively pursue a policy of seeking patent protection when applicable for our proprietary products and technologies, whether they are developed in-house or acquired from third parties. We attempt to protect our intellectual property position by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. To date, we have acquired licenses to or assignments of over 40 U.S. patents covering various aspects of our proprietary drugs and technologies, including 34 patents for various aspects of Orathecin and related products, five patents under our Nipent product portfolio (although none covers the use of Nipent for the treatment of patients with hairy cell leukemia), five patents for our paclitaxel related products, one patent for Dacogen used in combination with an anti-neoplastic agent for the treatment of cancer, and two patents for our Surface Safe product. These issued United States patents will begin to expire in October 2012. We have been granted patents and have received patent licenses relating to our proprietary formulation technology, non-oncology and Partaject technologies, among which at least five patents are issued or licensed to us. In addition, we are prosecuting a number of patent applications for drug candidates that we are not actively developing at this time.

        We also have patents, licenses to patents and pending patent applications in Europe, Australia, Japan, Canada, Mexico and New Zealand, among other countries. In addition, we have patent applications pending in China, Hungary and Israel. Limitations on patent protection, and the differences in what constitutes patentable subject matter, may limit the protection we have on patents issued or licensed to us in these countries. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws in the United States. To minimize our costs and expenses and to maintain effective protection, we focus our patent and licensing activities within the European Union, Canada and Japan. In determining whether or not to seek patent protection or to license any patent in a foreign country, we weigh the relevant costs and benefits, and consider, among other things, the market potential and profitability, the scope of patent protection afforded by the law of the jurisdiction and its enforceability, and the nature of terms with any potential licensees. Failure to obtain adequate patent protection for our proprietary drugs and technology would impair our ability to be commercially competitive in these markets.

        The pharmaceutical industry is characterized by a large number of patent filings involving complex legal and factual questions, and therefore we cannot predict with certainty whether our patents will be enforced effectively. Competitors may have filed applications for, or been issued patents on, products or processes that compete with or are similar to ours. We may not be aware of all of the patents potentially adverse to our interests which may have been issued to others. In addition, third parties may challenge, invalidate or circumvent any of our patents. Thus, any patents that we own or license from third parties may not provide adequate protection against competitors, if at all. Our pending patent applications and those we may file in the future, or those we may license from third parties, may not result in patents being issued with adequate claim scope, if at all.

        In addition to pursuing patent protection in appropriate instances, we also rely on trade secret protection or regulatory marketing exclusivity for unpatented proprietary technology. However, trade secrets are difficult to protect. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

        In the pharmaceutical industry there has been, and we believe that there will continue to be, significant litigation regarding patent and other intellectual property rights. Claims may be brought against us in the future based on patents held by others. These persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product. If we become involved in litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If a lawsuit against us is successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product. We cannot assure you that we would prevail in a lawsuit filed against us or that we could obtain any licenses required under any patents on acceptable terms, if at all.

        Our proprietary products are dependent upon compliance with numerous licenses and agreements. These licenses and agreements require us to make royalty and other payments, reasonably exploit the underlying technology of the applicable patents, and comply with regulatory filings. If we fail to comply with these licenses and agreements, we could lose the underlying rights to one or more of these potential products, which would adversely affect our product development and harm our business.

If we fail to compete effectively against other pharmaceutical companies, our business will suffer.

        The pharmaceutical industry in general and the oncology sector in particular is highly competitive and subject to significant and rapid technological change. Our competitors and probable competitors include companies such as Aventis SG, Berlex Laboratories, Bristol-Myers Squibb Company, Eli Lilly & Co., GlaxoSmithKline, Novartis AG, Pfizer, Pharmion Corp. and others.

        Many of our competitors and research institutions are addressing the same diseases and disease indications and working on products to treat such diseases as we are, and have substantially greater financial, research and development, manufacturing and marketing experience and resources than we do. Some of our competitors have received regulatory approval of, or are developing or testing product candidates that compete directly with, our product candidates. For example, while we received orphan drug status for Orathecin and there is currently no competitor in the oral delivery market for the treatment of pancreatic cancer, there are approved drugs for the treatment of pancreatic cancer, including gemcitabine by Eli Lilly. In addition, Berlex Laboratories' fludarabine competes with Nipent in the leukemia market, and Dacogen faces potential competition from Pharmion's azacitidine, if approved by the FDA.

        Many of these competitors have significantly greater experience than we do in developing products, undertaking pre-clinical testing and clinical trials, obtaining FDA and other regulatory approvals, and manufacturing and marketing products. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products before we do. If we commence sales of our product candidates, we will be competing against companies with greater marketing expertise and manufacturing capabilities, areas in which we have limited or no experience.

        We also face intense competition from other companies for collaborative relationships, for establishing relationships with academic and research institutions, and for licenses to proprietary technology.

        Our competitive positions in our generic drugs are uncertain and subject to risks. The market for generic drugs, including the pricing for generic drugs, is extremely competitive. As a result, unless our generic drugs are the first or among the initial few to launch, there is a high risk that our products would not gain meaningful market share, or we would not be able to maintain our price and continue the product line. Moreover, marketing of generic drugs is also subject to regulatory approval, and if we were not able to obtain such approval before our competitors, we would lose our competitive advantage. Failure to maintain our competitive position could have a material adverse effect on our business and results of operations.

The pharmaceutical industry in general and the oncology sector in particular is subject to significant and rapid technological change. Developments by competitors may render our product candidates or technologies obsolete or non-competitive.

        Our competitors may succeed in developing technologies or products that are more effective than ours. Additionally, our products that are under patent protection face intense competition from competitors' proprietary products. This competition may increase as new products enter the market.

        A number of our competitors have substantially more capital, research and development, regulatory, manufacturing, marketing, human and other resources and experience than we have. As a result, our competitors may:

  •
  develop products that are more effective or less costly than any of our current or future products or that render our products obsolete;

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  produce and market their products more successfully than we do;

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  establish superior proprietary positions; or

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  obtain FDA approval for labeling claims that are more favorable than those for our products.

        We will also face increasing competition from lower-cost generic products after patents on our proprietary products expire. Loss of patent protection typically leads to a rapid decline in sales for that product and could affect our future results. As new products enter the market, our products may become obsolete or our competitors' products may be more effective or more effectively marketed and sold than our products. Technological advances, competitive forces and loss of intellectual property protection rights for our products may render our products obsolete.

We are developing products based upon compounds that may be covered by patents held by third parties that are expected to expire or already expired. These compounds may also be the subject of method, formulation, and manufacturing process patents held by third parties. If these patents do not expire as anticipated or are expanded in scope, we will not be able to develop our products as planned.

        We developed, or are in the process of developing, and are planning to market several generic and proprietary formulation products based on existing compounds. Specifically, with respect to our generic products, we received approval of an abbreviated NDA, or ANDA, for our generic mitomycin for solid tumors, and daunorubicin for a variety of acute leukemias, and have filed an ANDA for our generic paclitaxel.

        Our proprietary formulation technology is a platform technology that employs the use of an inert chemical excipient, cyclodextrin, combined with a drug. Most anti-cancer drugs are cytotoxic, and most must be administered intravenously. If a vein is missed on injection, the drug can leak to surrounding tissue, causing ulceration that sometimes requires plastic surgery to correct. Our proprietary formulation technology is designed to "shield" the drug from the injection site, thus providing the patient protection from tissue ulceration. This technology may increase the relative solubility of hard-to-dissolve anti-cancer drugs, hence increasing its stability or shelf life. However, each of these benefits must be supported by appropriate data and approved by the FDA before we can make any claim in this regard. Our first product utilizing our proprietary formulation technology, a formulation of generic mitomycin, was approved by the FDA in November 2002 as Mitozytrex (mitomycin for injection) for use in the therapy of disseminated adenocarcinoma of the stomach or pancreas in proven combinations with other approved chemotherapeutic agents and as palliative treatment when other modalities have failed. We cannot promote Mitozytrex as providing any injection site ulceration protection, nor can we promote any increased stability, solubility or shelf life extension, as compared to generic mitomycin. We would be required to develop and submit additional data to the FDA and receive FDA approval before we could make these claims.

        Through December 31, 2003 we have spent approximately $6.4 million on developing and marketing our generic and proprietary formulation products. We have completed our pre-commercial investment in developing Mitozytrex, and as of now we have not committed to an internal budget for additional proprietary formulation development programs. In addition, we have no further generic drug development commitments, as we are focusing on developing our proprietary drug candidates.

        We do not hold any intellectual property rights as to the underlying compounds on which our generic or proprietary formulation products are based. We may in the future evaluate the generic drug market and develop additional generic or proprietary products based on these compounds, which may also be the subject of method, formulation and manufacturing process patents held by third parties. Our development of generic or proprietary products may also take place prior to, but in anticipation of, the expected expiration of existing patent protection for drugs developed by third parties. However, if existing patent protection on such products is otherwise maintained, extended or expanded, it is unlikely that we will be able to market our own generic or proprietary formulation products without obtaining a license from the patent owner, which may not be available on commercially acceptable terms, if at all.

We may be subject to product liability lawsuits and our insurance may be inadequate to cover damages.

        Clinical trials and commercial use of our current and potential products may expose us to liability claims from the use or sale of these products. Consumers, healthcare providers, pharmaceutical companies and others selling such products might make claims of this kind. We may experience financial losses in the future due to product liability claims. We have obtained limited product liability insurance coverage for our products and clinical trials, under which the coverage limits are $10.0 million per occurrence and $10.0 million in the aggregate. We do not know whether this coverage will be adequate to protect us in the event of a claim. We may not be able to obtain or maintain insurance coverage in the future at a reasonable cost or in sufficient amounts to protect us against losses. If third parties bring a successful product liability claim or series of claims against us for uninsured liabilities or in excess of insured liabilities, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

We are transitioning new members of the management team into our company and if the transition is not smooth, our business will be disrupted. Further, if we are unable to attract and retain additional, highly skilled personnel required for the expansion of our activities, our business will suffer.

        We have recently undergone changes in our senior management. Dr. Joseph Rubinfeld, who served as our president and chief executive officer since 1991, retired from this position on December 31, 2003, although he remains on our board of directors and serves as our chief scientist. Dr. James Manuso, who has served on our board of directors since 2001, was appointed to the position of president and chief executive officer effective January 1, 2004. In addition, Edward Jacobs was recently appointed to the position of chief operating officer, and Michael Molkentin was appointed to fill the position of chief financial officer. Also, Craig S. Rosenfeld recently resigned from his position as our senior vice president, chief scientific officer. Changes in our senior management may be disruptive to our business and may adversely affect our operations.

        Further, our success is dependent on key personnel, including members of our senior management and scientific staff. If any of our executive officers decides to leave and we cannot locate a qualified replacement in time to allow a smooth transition, our business operation may be adversely affected. To successfully expand our operations, we will need to attract and retain additional highly skilled individuals, particularly in the areas of sales, marketing, clinical administration, manufacturing and finance. We compete with other companies for the services of existing and potential employees; however to the extent these employees favor larger, more established employers, we may be at a disadvantage.

Earthquake or other natural or man-made disasters and business interruptions could adversely affect our business.

        Our operations are vulnerable to interruption by fire, power loss, floods, telecommunications failure and other events beyond our control. In addition, our operations are susceptible to disruption as a result of natural disasters such as earthquakes. So far we have never experienced any significant disruption of our operations as a result of earthquakes or other natural disasters. Although we have a contingency recovery plan, any significant business interruption could cause delays in our drug development and sales and harm our business.

Provisions in our certificate of incorporation, bylaws and applicable Delaware law may prevent or discourage third parties or stockholders from attempting to replace our management.

        Anti-takeover provisions of our certificate of incorporation and bylaws make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

  •
  authorization of the issuance of up to 2,000,000 shares of our preferred stock;

  •
  elimination of cumulative voting; and

  •
  elimination of stockholder action by written consent.

        Our bylaws establish procedures, including notice procedures, with regard to the nomination, other than by or at the direction of our board of directors, of candidates for election as directors or for stockholder proposals to be submitted at stockholder meetings.

        We are also subject to Section 203 of the Delaware General Corporation Law, an anti-takeover provision. In general, Section 203 of the Delaware General Corporation Law prevents a stockholder owning 15 percent or more of a corporation's outstanding voting stock from engaging in business combinations with a Delaware corporation for three years following the date the stockholder acquired 15 percent or more of a corporation's outstanding voting stock. This restriction is subject to exceptions, including the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder.

        We believe that the benefits of increased protection of our potential ability to negotiate with the proponents of unfriendly or unsolicited proposals to acquire or restructure us outweigh the disadvantages of discouraging those proposals because, among other things, negotiation of those proposals could result in an improvement of their terms. Nevertheless, these provisions are expected to discourage different types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us, and may have the effect of preventing or discouraging third parties or stockholders from attempting to replace our management.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary" and "Risk Factors," contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common stock by the selling security holders.

DIVIDEND POLICY

        We have never paid cash dividends on our capital stock and do not expect to pay any dividends in the foreseeable future. We intend to retain future earnings, if any, for use in our business.

SELLING SECURITY HOLDERS

        Up to 6,153,454 shares of common stock, including 1,235,000 shares issuable upon exercise of certain warrants, are being offered by this prospectus, all of which are being offered for resale for the account of the selling security holders. The shares being offered include the following:

  •
  500,000 shares of common stock issuable to Tako Ventures LLC upon exercise of a warrant;

  •
  18,454 shares of common stock issued to Peregrine Pharmaceuticals, Inc;

  •
  4,900,000 shares of common stock issued to certain selling security holders in a private transaction on March 5, 2004; and

  •
  735,000 shares of common stock issuable upon exercise of warrants to the selling security holders in the March 5th transaction.

        In March 1999 we issued a warrant to Tako Ventures, LLC exercisable for 500,000 shares of our common stock at an exercise price of $11.00 per share.

        On March 15, 2004, we issued 18,454 shares of common stock to Peregrine Pharmaceuticals, Inc. as payment of the annual license fee that was due on February 13, 2004 pursuant to our License Agreement dated February 26, 2001 with Peregrine. The issuance of these shares is deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, and in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

        On March 9, 2004 we closed a private placement transaction in which we issued 4,900,000 shares of our common stock to several qualified institutional investors and accredited investors. In connection with the issuance of these shares, we issued warrants to purchase up to 735,000 shares of our common stock at an exercise price of $10.00 per share to the same purchasers. We agreed to register for resale the issued shares and the shares issuable upon exercise of the warrants. The issuance of the shares, warrants and the shares underlying the warrants is deemed to be exempt from the registration requirement of the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and was made without general solicitation or advertising.

        The following table sets forth information for the selling security holders as of March 22, 2004. Beneficial ownership is determined in accordance with SEC rules and includes securities that the selling security holders have the right to acquire within 60 days after March 22, 2004. Except as otherwise indicated, we believe that the selling security holders have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them. The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

Name	Shares Beneficially Owned Prior to the Offering(*)		Shares Being Offered		Shares Beneficially Owned After the Offering (**)		Percentage of Shares of Common Stock Outstanding (***)
Tako Ventures, LLC	1,775,000	(1)	500,000		1,275,000		2.85%
Peregrine Pharmaceuticals, Inc.	18,454		18,454		—		—
Alexandra Global Master Fund Ltd.	460,000	(2)	460,000	(2)	—		—
Atlas Equity I, Ltd.	516,259	(3)	361,430	(3)	201,972		<1%
Basso Holdings Ltd.	115,000	(4)	115,000	(4)	—		—
Basso Multi-Strategy Holding Fund, Ltd.	115,000	(5)	115,000	(5)	—		—
Bristol Investment Fund, Ltd.	205,357	(6)	205,357	(6)	—		—
Capital Ventures International	230,000	(7)	230,000	(7)	—		—
Cohanzick Absolute Return Master Fund, Ltd.	28,750	(8)	28,750	(8)	—		—
Gabriel Capital, L.P.	86,250	(9)	86,250	(9)	—		—
Cranshire Capital, L.P.	548,083	(10)	328,571	(10a)	219,512		<1%
Crescent International Ltd.	115,000	(11)	115,000	(11)	—		—
Crestview Capital Master LLC	322,000	(12)	322,000	(12)	—		—
Domain Public Equity Partners, L.P.	164,287	(13)	164,287	(13)	—		—
Elliott Associates, L.P.	46,000	(14)	46,000	(14)	—		—
Elliott International, L.P.	69,000	(15)	69,000	(15)	—		—
Langley Partners, L.P.	327,750	(16)	327,750	(16)	—		—
Omicron Master Trust	1,718,054	(17)	410,714	(17a)	1,307,340		2.92%
OTAPE Investments LLC	41,071	(18)	41,071	(18)	—		—
Portside Growth and Opportunity Fund	492,857	(19)	492,857	(19)	—		—
RHP Master Fund, Ltd.	82,143	(20)	82,143	(20)	—		—
SF Capital Partners Ltd.	402,500	(21)	402,500	(21)	—		—
Smithfield Fiduciary LLC	4,280,862	(22)(22b)	463,120	(22a)	3,817,742	(22b)	8.08	%(22b)
SRG Capital LLC	49,450	(23)	49,450	(23)	—		—
Stonestreet LP	82,143	(24)	82,143	(24)	—		—
Topaz Partners	492,857	(25)	492,857	(25)	—		—
Ursus Capital, L.P.	147,600	(26)	80,500	(26)	67,100		<1%
Ursus Offshore Ltd.	113,650	(27)	63,250	(27)	50,400		<1%

(*)
The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after March 22, 2004 through the exercise of any stock option or other right.

(**)
The table assumes that the selling security holders sell all of their shares being offered pursuant to this prospectus. We are unable to determine the exact number shares that will be actually sold pursuant to this prospectus.

(***)
Based on 43,421,776 shares of common stock outstanding as of March 22, 2004.

(1)
Consists of 1,775,000 shares of common stock issuable upon exercise of warrants, of which 500,000 shares are being offered pursuant to this prospectus.

(2)
Includes 60,000 shares of common stock issuable upon exercise of a warrant.

(3)
Includes 47,143 shares of common stock issuable upon exercise of a warrant.

(4)
Includes 15,000 shares of common stock issuable upon exercise of a warrant.

(5)
Includes 15,000 shares of common stock issuable upon exercise of a warrant.

(6)
Includes 26,786 shares of common stock issuable upon exercise of a warrant.

(7)
Includes 30,000 shares of common stock issuable upon exercise of a warrant.

(8)
Includes 3,750 shares of common stock issuable upon exercise of a warrant.

(9)
Includes 11,250 shares of common stock issuable upon exercise of a warrant.

(10)
Includes 242,857 shares of common stock issuable upon exercise of a warrant.

(10a)
Includes 42,857 shares of common stock issuable upon exercise of a warrant.

(11)
Includes 15,000 shares of common stock issuable upon exercise of a warrant.

(12)
Includes 42,000 shares of common stock issuable upon exercise of a warrant.

(13)
Includes 21,429 shares of common stock issuable upon exercise of a warrant.

(14)
Includes 6,000 shares of common stock issuable upon exercise of a warrant.

(15)
Includes 9,000 shares of common stock issuable upon exercise of a warrant.

(16)
Includes 42,750 shares of common stock issuable upon exercise of a warrant.

(17)
Includes (i) 693,071 shares of common stock issuable upon exercise of warrants, and (ii) 667,840 shares of common stock issuable upon conversion of 4% Senior Convertible Notes. Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Exchange Act. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Exchange Act, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in

  Section 13(d) of the Exchange Act, or the SEC's Regulation 13D-G) controls Omicron and Winchester.

(17a)
Includes 53,571 shares of common stock issuable upon exercise of a warrant.

(18)
Includes 5,357 shares of common stock issuable upon exercise of a warrant.

(19)
Includes 64,286 shares of common stock issuable upon exercise of a warrant. The Investment Advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The Managing Member of Ramius Capital Group, LLC is C4S & Co., the Managing Members of which are Peter Cohen, Morgan Stark, Thomas Strauss and Jeffrey Solomon. As such, Messrs. Cohen, Stark, Strauss and Solomon may be deemed beneficial owners of the shares. Messrs. Cohen, Stark, Strauss and Solomon therefore disclaim beneficial ownership of such shares.

(20)
Includes 10,714 shares of common stock issuable upon exercise of a warrant.

(21)
Includes 52,500 shares of common stock issuable upon exercise of a warrant.

(22)
Includes (i) 2,188,907 shares of common stock issuable upon exercise of warrants, and (ii) 1,689,242 shares of common stock issuable upon conversion of 4% Senior Convertible Notes. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield.

(22a)
Includes 60,407 shares of common stock issuable upon exercise of a warrant.

(22b)
Under the terms of the warrants and the 4% Senior Convertible Notes, Smithfield Fiduciary LLC may not exercise warrants or convert notes to the extent such exercise or conversion would cause Smithfield Fiduciary LLC, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding common stock following such exercise or conversion, excluding for purposes of such determination shares of common stock issuable upon exercise of warrants or conversion of notes, which have not been exercised or converted. The number of shares set forth in the table does not reflect this limitation.

(23)
Includes 6,450 shares of common stock issuable upon exercise of a warrant.

(24)
Includes 10,714 shares of common stock issuable upon exercise of a warrant.

(25)
Includes 64,286 shares of common stock issuable upon exercise of a warrant.

(26)
Includes 10,500 shares of common stock issuable upon exercise of a warrant.

(27)
Includes 8,250 shares of common stock issuable upon exercise of a warrant.

PLAN OF DISTRIBUTION

        The selling security holders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell all or any of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  through the settlement of short sales;

  •
  broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts relating to their sales of shares to exceed what is customary in the types of transactions involved.

        The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling security holders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

        We are required to pay certain fees and expenses incident to the registration of the shares. We have agreed to indemnify certain of the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        Because selling security holders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling security holder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling security holders.

        We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling security holders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

        The validity of the issuance of common stock will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may also read and copy any document we file at the SEC's Public Reference Room in Washington, D.C., located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public over the Internet from the SEC's web site at www.sec.gov, or our web site at www.supergen.com.

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this registration statement until the selling security holders listed on pages 26-29 sell all of the shares of our common stock registered under this prospectus:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed March 4, 2004 (File No. 000-27628);

  •
  Current Report on Form 8-K dated March 5, 2004, filed on March 10, 2004 (File No. 000-27628); and

  •
  The description of our common stock contained in our registration statement on Form 8-A, filed on January 18, 1996, including any amendment or report filed for the purpose of updating the description.

        This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about SuperGen and our common stock. You may request a copy of the registration statement and any or all information incorporated by reference in this prospectus at no cost. Please direct your written or oral requests to:

    SuperGen, Inc.
    4140 Dublin Boulevard, Suite 200
    Dublin, California 94568
    Attn: Investor Relations
    (925) 560-0100

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

6,153,454 Shares

SuperGen, Inc.

Common Stock

PROSPECTUS

March 31, 2004

QuickLinks

PROSPECTUS SUMMARY
Overview
The Offering
RISK FACTORS
Risks Related to Orathecin, Dacogen and Nipent
Risks Related to Our Financial Condition and Common Stock
Product Development and Regulatory Risks
Additional Risks Associated with Our Business
NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION